Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

February 26, 2013

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Master Fund LLC
File No.: 811-21963 (the “Master Fund” or the “Registrant”)

Dear Ms. Browning:

This letter responds to the oral comments we received from you on February 19, 2013, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Registrant on January 14, 2013, and the response letters filed on February 12, 2013 and on February 15, 2013

1. Notwithstanding the removal of the proposal that shareholders vote on the change in the Fund’s investment strategy, the proxy should include additional disclosure about the change in investment strategy and the indices that are proposed to be part of the benchmark so that investors can understand what they are being asked to vote on and can make an informed decision.

The Registrant has amended the Proxy Statement to include such additional disclosure.

2.  The definition of the term “preferred return” should be clarified.

The Registrant has amended the Proxy Statement to further clarify the term “preferred return.”

3.  All material changes that are proposed to be made to the sub-advisory agreement must be clearly articulated; it was not clear whether the relevant period over which the incentive fee is calculated has changed or not.

The periods over which the incentive fee will be calculated will not change under the proposed amended sub-advisory agreement.  The Registrant has clarified this in the Proxy Statement.  The only changes to the sub-advisory agreement being proposed are those that are stated in the Proxy Statement.

Kimberly A. Browning, Esq.
February 26, 2013

4.  It is not clear how the “weighted average” of the two proposed indices will be applied when calculating the benchmark.

If approved, the benchmark will reflect a “blended” return of the two indices for the applicable period, which will be determined by calculating the “weighted” average returns of the two indices for the applicable period with each index being weighted as %50.  The Registrant has amended the Proxy Statement to include additional disclosure to clarify this.

5.  Is it expected that shareholders will pay a higher fee?  If the proposal could increase the expense ratio, typically a comparative fee table should be included.  If this is not possible because of the expected changes in the Fund’s portfolio composition, please explain.  The proxy should also disclose whether the proposed benchmark incentivize the advisor to take more risky positions?

Because of the expected changes in the Fund’s portfolio, it is not possible to accurately determine whether the expense ratio will be more or less likely to increase.  It is possible to recalculate the expense ratio for prior periods using the proposed benchmark, however due to the changes in the Fund’s investment strategy and expected portfolio such comparison will not be meaningful to investors and may be misleading.  The Registrant has amended the Proxy Statement to include additional disclosure about these items.

6.  Will the contemplated restructuring of the Fund’s investment program cause a realization of capitalized gain.

The Registrant has amended the Proxy Statement to confirm that the implementation of the contemplated restructuring is not expected to have any significant tax implications.

7.  The “Q&A” section of the proxy should be revised to include additional information about the proposed indices and the “preferred return.”

The Registrant has amended the Proxy Statement to include such additional disclosures.

8.  Please confirm that the Registrant is familiar with the Investment Company Act Release No. 7113, April 6, 1072 (“IC Rel. 7113”) and has considered the items discussed therein.

The Registrant has re-evaluated IC Rel. 7113, and has taken the guidance therein into consideration in formulating these responses and the revisions reflected in the Proxy Statement.  In particular, the Registrant notes that the percentage rate of the incentive fee payable to the Sub-Adviser does not vary based on performance level and there is therefore no maximum fee adjustment is applicable in the Sub-Adviser’s performance-based compensation structure.

Included in this correspondence is a marked draft of the revised proxy materials that shows the proposed revisions.  A draft of the amended sub-advisory agreement will also be included in the definitive proxy materials as an exhibit.

Kimberly A. Browning, Esq.
February 26, 2013

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for all of your help regarding this filing.

Thank you for all of your help regarding this filing.  Please let me know if you have any further questions regarding this matter.

Respectfully submitted,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.